Exhibit 99.1

HEALTHTAB™ SIGNS RESELLER AGREEMENT WITH ABBOTT TO SUPPORT UK EXPANSION

VANCOUVER, BC – (GLOBE NEWSWIRE) – August 08, 2023 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce the signing of a reseller agreement between HealthTab™ Inc. and Abbott Rapid Dx UK & Ireland.

This agreement provides a foundation for HealthTab to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the UK.

“As we’ve grown in Canada substantially in collaboration with Abbott, we’re excited to take this winning model to the UK,” said Hector Bremner, CEO of Avricore Health. “We believe the UK is one of the leading jurisdictions to bring more funding for pharmacists to deliver services and that demand for HealthTab will be significant.”

HealthTab is currently in over 530 pharmacies in Canada and is leading a move to greater sophistication in point-of-care testing in community pharmacies, bringing high-quality instruments, robust health data management and quality assurance.

UK Healthcare Demands Need Pharmacy

●	It is estimated that there are over 5 million people with undiagnosed hypertension in the UK today.

●	NHS England recently announced £645 million to support increasing access to primary care, including expanding clinical practice in pharmacy, as an essential part of recovering the system’s ability to deliver timely service.

●	It’s estimated that optimally treating high-risk Atrial Fibrillation patients would prevent over 14,000 strokes over 3 years and save the NHS nearly £242 million.

●	The NHS notes that high cholesterol, along with other factors, is a major factor in heart attack and stroke risk, however, late diagnosis or under-treatment is very common.

●	There are over 13,000 pharmacies in the UK, serving a population of over 67 million people, of which, 96% live within 20 minutes by walking or using transit of a community pharmacy.

About HealthTab

HealthTab is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues.

With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

To find a location near you, please visit: healthtab.com/locations

HealthTab Market Fast Facts

●	Point-of-Care Testing Market to reach $50.6 Billion USD in 2025 (Source)
●	Glucose monitoring (diabetes related) to make up the largest growth within the sector. (Source)
●	Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements:

Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements.

In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy this release or accuracy for the adequacy or accuracy.